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MAR 03 2008

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106



08029488

AB

3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BILLOW BUTLER & COMPANY, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 SOUTH WACKER DRIVE, SUITE 2050

(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DARRELL M. BUTLER   312-559-9055

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER COOPER & CO., LTD.

(Name – *if individual, state last, first, middle name*)

650 DUNDEE ROAD, SUITE 250	CHICAGO	IL	60062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DARRELL M. BUTLER _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BILLOW BUTLER & COMPANY, L.L.C. _____ , as

of DECEMBER 31 _____, 20 07____ , are true and correct. 1 further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

MANAGING DIRECTOR
_____
Title

_____
(Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



**MILLER
C⊕PER
&Co.,Ltd**

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Billow Butler & Company, L.L.C.

We have audited the accompanying statement of financial condition of Billow Butler & Company, L.L.C. (the Company) as of December 31, 2007, and the related statements of income, members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Billow Butler & Company, L.L.C. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.

Certified Public Accountants

Northbrook, Illinois
February 26, 2008


650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767
PHONE 847.205.5000 • FAX 847.205.1400 • e-mail mccltd@millercooper.com


FINANCIAL STATEMENTS

Billow Butler & Company, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$	1,005,047
Fees receivable		110,455
Due from members		198,716
Prepaid expenses		4,088
Property and equipment, net of accumulated depreciation of $155,690		63,736
Lease deposit		35,000
Total assets	$	1,417,042

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	23,651
Deferred rent		32,413
Members' capital		1,360,978
	$	1,417,042

The accompanying notes are an integral part of this statement.

-4-

Billow Butler & Company, L.L.C.
STATEMENT OF INCOME
For the Year Ended December 31, 2007

Revenues		
Commissions	$	3,562,128
Refund from the National Association of Securities Dealers		35,000
		3,597,128
Expenses		
Advertising and promotion		10,177
Deal expenses		217,677
Depreciation		16,382
Dues and subscriptions		36,776
Other operating expenses		21,234
Payroll and related expenses		965,602
Professional fees		45,993
Referral fees		378,050
Rent		137,976
Telephone		19,639
		1,849,506
NET INCOME	$	1,747,622

The accompanying notes are an integral part of this statement.

Billow Butler & Company, L.L.C.
STATEMENT OF MEMBERS' CAPITAL
For the Year Ended December 31. 2007

Members' capital, beginning of year	$	813,356
Net income for the year		1,747,622
Distributions to members		(1,200,000)
Members' capital, end of year	$	1,360,978

The accompanying notes are an integral part of this statement.

Billow Butler & Company, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash flows from operating activities		
Net income	$	1,747,622
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		16,382
(Increase) decrease in assets		
Fees receivable		(64,500)
Due from employees		20,131
Prepaid expenses		340
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		(46,474)
Deferred rent		3,553
Net cash provided by operating activities		1,677,054
Cash flows from investing activities		
Advances to members		(87,660)
Net cash used in investing activities		(87,660)
Cash flows from financing activities		
Distributions paid to members		(1,200,000)
Net cash used in financing activities		(1,200,000)
NET DECREASE IN CASH		389,394
Cash, beginning of year		615,653
Cash, end of year	$	1,005,047

The accompanying notes are an integral part of this statement.

MILLER COOPER & CO., LTD.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Billow Butler & Company, L.L.C. (Company), a boutique investment bank, serves business owners in connection with the sale of their companies, and provides other merger and acquisition (M&A) activities, including leveraged (or liquidity) recapitalizations. The Company's focus is middle market manufacturers, distributors, and service providers where the estimated sale price will exceed $10 million. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC).

2. Revenue Recognition and Fees Receivable

The Company recognizes revenue as it is earned, based on its contractual agreements with its clients and the closings of transactions. The Company bills its clients in accordance with contractual provisions. The fees receivable represent those fees earned, but not yet received. At December 31, 2007, an allowance for collectibility was not considered necessary by management. Management evaluates collectibility of fees receivable based on their aging and circumstances involved with each specific contract.

3. Property and Equipment

Property and equipment, consisting mainly of office equipment, are recorded at cost and depreciated over a period of 3 to 7 years.

4. Income Taxes

The Company, by virtue of the consent of its members, has elected to operate as a Limited Liability Company. Accordingly, operating net income is specifically allocated and taxed to the individual members and an income tax provision has not been recorded in these financial statements. The Company is subject to state replacement taxes.

5. Advertising Costs

Advertising costs are charged to operations as they are incurred. Advertising costs aggregated $10,177 for the year ended December 31, 2007.

Billow Butler & Company, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

6. Use of Estimates

    In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $948,983, which was $943,983 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.06 to 1.

NOTE C - RELATED-PARTY TRANSACTIONS

Due from members ($198,716) consists of uncollateralized, noninterest-bearing advances to the Company's members. These advances are due on demand.

NOTE D - LEASE COMMITMENTS AND DEFERRED RENT

The Company leases its office facility under a noncancelable operating lease agreement with monthly payments ranging from $4,472 to $6,003 through April 2015. The lease also provides for payment of the Company's share of real estate taxes and certain common area maintenance costs on a monthly basis. Rent expense, including payments for taxes and maintenance costs, amounted to $137,976 for the year ended December 31, 2007.

The lease requires escalating rent payments over the life of the lease. Accounting principles generally accepted in the United States of America require rent expense to be recognized evenly over the lease life. During the initial years of the lease, this results in recognizing more rent expense than cash payments made. At each respective year-end, the excess of future payments of rent over future rent expense to be recognized is recorded as a liability on the statement of financial condition. The excess rent expense recognized over rent payments made was $3,553 in 2007 and, accordingly, has cumulatively decreased members' capital by $32,413 as of December 31, 2007.

-9-

NOTE D - LEASE COMMITMENTS AND DEFERRED RENT (Continued)

Future minimum lease payments under this lease as of December 31, 2007 are as follows:

2008	$	59,109
2009		61,151
2010		63,193
2011		65,235
2012		67,277
Thereafter		164,694
	$	480,659

NOTE E - SIMPLIFIED EMPLOYEE PENSION PLAN

The Company is a sponsor of a Simplified Employee Pension (SEP) plan, whereby it can make discretionary contributions on behalf of eligible employees. Employees are eligible after two years of service, with a minimum of 1,000 hours worked for each year of employment. The Company made contributions of approximately $4,300 to the plan during the year ended December 31, 2007.

NOTE F - CONCENTRATION OF RISK

1. Uninsured Cash

   The Company maintains its cash balances in two financial institutions located in Illinois. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. Uninsured cash balances approximated $806,000 at December 31, 2007.

2. Concentrations of Credit Risk

   For the year ended December 31, 2007, the Company derived 70% of its commission revenues from four customers. There are no amounts due from these customers at December 31, 2007.

MILLER COOPER & CO., LTD.

Billow Butler & Company, L.L.C.
NOTES TO FINANCIAL STATEMENTS
<u>December 31, 2007</u>

NOTE G - <u>CONTINGENCY AND SUBSEQUENT EVENT</u>

On February 15, 2008, the Company was cited by the City of Chicago for operating without a limited business license and for failure to display the required license. Each violation carries with it a potential penalty of up to $10,000 per day. Subsequent to year-end, a license has been obtained. Any potential liability for these violations is uncertain and, therefore, no liability has been recorded in the statement of financial condition as of December 31, 2007.

SUPPLEMENTAL INFORMATION

Billow Butler & Company, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Total assets	$	1,417,042
Less nonallowable assets		411,995
Adjusted current assets		1,005,047
Total liabilities		(56,064)
Net capital		948,983
Minimum adjusted net capital [greater of 6 2/3 % of aggregate indebtedness $3,737 or $5,000]		(5,000)
Excess net capital	$	943,983
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	56,064
Ratio:		
Aggregate indebtedness to net capital		.06 to 1

There is no difference between the Company's computation of net capital per the December 31, 2007 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

-12-

Billow Butler & Company, L.L.C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

MILLER COOPER & CO., LTD.



MILLER C⊙PER &Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Billow Butler & Company, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Billow Butler & Company, L.L.C. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(Continued)

-14-

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified one deficiency in internal control that we consider to be a significant deficiency and communicated it in writing to management and those charged with governance on February 26, 2008. The deficiency concerned the review of bank reconciliations and resulted in the understatement of the Company's cash account, net capital, and excess net capital, and was identified in the FINRA Exit Conference dated October 26, 2007. The Company subsequently amended its FOCUS report filings to correct this error.

(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as previously noted, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MILLER, COOPER & CO., LTD.

[signature]

Certified Public Accountants

Northbrook, Illinois
February 26, 2008

END